NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR07-09 May 9, 2007

Gold intersected in Three New Target Areas at Rubicon’s Phoenix Project
- Underground Permitting Underway -

Rubicon Minerals Corp. (RMX.TSX : RBY.AMEX) is pleased to announce that each of the three new target areas drilled to date in the current program, have intersected gold-bearing zones, in classic “Red Lake style” settings and all are open for follow up drilling. As previously announced (see news release dated January 29, 2007), Rubicon is carrying out an exploration drilling program at its 100% controlled Phoenix Gold Project, designed to develop targets for aggressive follow up, during 2007-8. Results are summarized below:

1) North Peninsula Target: 10.41 g/t gold over 1.50 metres (incl. 24.80 g/t gold over 0.50 metres), 28.07 g/t gold over 0.90 metres, 9.93 g/t gold over 1.00 metre. Intersected in drill hole NPZ-07-01, the North Peninsula Target comprises three gold bearing zones, all of which are hosted by altered mafic volcanic rocks.

- Two Upper Zones are situated between 170 and 230 metres below surface above a package of ultramafic rocks and are characterized by intense biotite alteration, colloform/crustiform, quartz-carbonate veining and varying amounts of sulphides, including arsenopyrite and thus shows similarities to major deposit types in the Red Lake Gold district.

- The Lower Zone is a 60 metre thick package of silicified, variably sulphidized and gold-bearing, mafic volcanic rocks that occur below ultramafic rocks. The gold mineralization is at the contact between the overlying ultramafic rocks and altered mafic volcanic rocks at a depth of 300 metres below surface, within a series of 15-20 cm wide quartz veins. This is the first time that this target area has been explored at depth and it is situated along a north-trending, regional-scale, geophysical discordance that is interpreted to be a major fault zone. Previous shallow drilling, 300 metres along strike, indicates that this fault zone continues to the north. With an overall strike length of 600 metres (which is open to the north and south), the North Peninsula Target is wide open at depth. Drilling is currently under way to follow up on these recent results.

2) KZ Target: 2.89 g/t gold over 9.00 metres (incl. 9.60 g/t gold over 1.00 metre and 7.29 g/t gold over 1.00 metre) and 5.41 g/t gold over 2.40 metres. The KZ Target has been intersected in two drill holes, KZ-07-01 and KZ-07-02. Intersected at a shallow depth of 80 to 100 metres below surface, the gold mineralization is hosted by a package of intensely silicified and fuchsite altered ultramafic rocks. Although the style of gold mineralization at the KZ Target is different than the North Peninsula Target, it is also situated in the vicinity of a north-trending, regional-scale, geophysical discordance that is interpreted to be a major fault zone. This second major fault zone is approximately 800 metres northeast of the North Peninsula Zone fault and is parallel to it. The presence of significant fault zones in close proximity to the mineralization described above is considered significant. Elsewhere on the property, at the Phoenix Zone, where 67 drill holes have been completed from surface to approximately 250 metres below surface, gold mineralization and fault zones are intimately associated.

3) Deep Footwall Target: 23.55 g/t gold over 1.00m. Occurring at a vertical depth of 1250 metres in drill hole DF-07-01, this represents the deepest gold intercept on the Phoenix Project to date. The gold is hosted in a 15 metre thick package of altered and mineralized mafic volcanic rocks within highly deformed ultramafic rocks. The Deep Footwall Target was intersected at the eastern side of the property and is interpreted to dip westwards. Since this is the first drill hole that has tested this target area, true widths of gold-bearing zones are not yet known. The geological environment of the Deep Footwall contact is analogous to the Red Lake Mine High Grade Zone, where ultramafic rocks overlie mafic volcanic rocks and act as a ‘trap’ for gold bearing fluids. With the exception of this drill hole DF-07-01, this target area is completely untested at depth and along strike (>2500 metres).

An updated plan map can be viewed on the company website at www.rubiconminerals.com.

Future Phoenix Exploration Plans
Subject to the closing of the McEwen transaction outlined below, Rubicon plans to spend approximately $5.0 million in drill-focused programs throughout the next twelve months, a significant portion of which will be dedicated to the Phoenix Project. Drilling will test these new zones, as well as newly defined target areas that have been previously untested, at moderate depths. The Company is also evaluating the possibility of dewatering the existing underground workings, to allow for year round access to exploration targets. Baseline studies and permitting are expected to be completed on or around August, 2007. At that time, the Company will weigh the benefits and costs of exploring from underground and make a decision on whether or not to proceed with these underground plans or continue with an aggressive surface program.

“These new results at the Phoenix Project are very encouraging”, stated David Adamson. “All three of the new areas validate our exploration model. Beyond our Phoenix project, we have recently announced promising results from the McCuaig project located approximately eight km to the south, in a classic Red Lake type setting, again indicating that our exploration model can be successfully applied elsewhere in the Red Lake Gold District. Assuming our previously announced deal with Rob McEwen closes in May, Rubicon will have approximately $25 million in cash. This will allow us to aggressively follow up on these discoveries, as well as test other priority targets on our district scale holdings in Red Lake. The New Rubicon will also offer exposure to another exciting developing gold district in the Pogo area of Alaska. Drill programs for the Alaska properties are currently being developed and will be announced shortly. With the unique exposure to Red Lake, Alaska and Nevada, all politically safe regions, Rubicon will be one of the most active North American exploration companies over the next two years

Rubicon Minerals Corporation is a well-funded, gold-focused exploration company with over 150 square miles of prime exploration ground in the prolific Red Lake gold camp of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine.

Under the terms of a recently announced agreement with Rob McEwen, Mr. McEwen will acquire $10 million of Rubicon shares and will arrange for an additional private placement of up to $5 million. As well, Rubicon will acquire from a McEwen private company, 512,960 acres of prospective exploration ground in Alaska in the area of the 4.5 million ounce Pogo deposit. Rubicon will also acquire from Lexam Explorations Inc., a 225,000 acre land package in northeast Nevada. The transaction is subject to various conditions including Rubicon shareholder approval which will take place on May 14, 2007.

RUBICON MINERALS CORPORATION

David W. Adamson
President & CEO

Table 1: Phoenix Gold Project Assay Results

Hole Number		From (m)	To (m)	Core Length (m)	Au (g/t)

DF-07-01		1322.40	1323.40	1.00	23.55

NPZ-07-01		180.20	181.20	1.00	9.93

		253.60	254.50	0.90	28.07

		320.15	321.65	1.50	10.41
	incl	320.15	320.65	0.50	24.8

KZ-07-01		80.90	83.30	2.40	5.41

KZ-07-02		130.50	139.50	9.00	2.89
	incl	130.50	131.50	1.00	9.6
	incl	138.50	139.50	1.00	7.29

True widths are estimated to be approximately 75-90% of reported lengths. All assays were conducted on sawn NQ2-sized half core sections. Program assays by Accurassay Laboratories and ALS Chemex using the metallic screen fire assay procedure or fire assay gravimetric finish. Standards and blanks were included at regular intervals in each sample batch. Gold standards were prepared by CDN Resource Laboratories Ltd. Work programs are supervised by Terry Bursey, P.Geo. the project Qualified Person under the definition of NI 43-101.

Forward Looking Statements
This news release contains certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this document include statements regarding the completion of the recently announced McEwen agreement and the Company's intention to potentially acquire mineral properties, statements with respect to a potential financing of units, and statements with respect to the Companies exploration programs, the Company's expenditures on such exploration and the anticipated results of such exploration

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, the completion of the McEwen financing and assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon’s proposed transactions, the availability of financing for Rubicon’s proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6
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